SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 15, 2007	By	/s/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Contacts:
In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	646-536-7006
s.k._chen@chipmos.com	dpasquale@theruthgroup.com

ChipMOS REPORTS SECOND QUARTER 2007 RESULTS

• 2Q07 Revenue Increases 22.2% Compared to 2Q06

• 2Q07 Gross Margin Improves to 27.6%

• First Half 2007 Capex of US$109.3 Million vs US$249.2 Million in First Half of 2006

Hsinchu, Taiwan, August 15, 2007 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the second quarter ended June 30, 2007. All U.S. dollar figures in this release are based on the exchange rate of NT$32.86 against US$1.00 as of June 29, 2007.

Net revenue for the second quarter of 2007 was NT$5,833.5 million or US$177.5 million, an increase of 22.2% from NT$4,774.7 million or US$145.3 million for the same period in 2006 and an increase of 1.9% from NT$5,723.0 million or US$174.2 million in the first quarter of 2007. Under US GAAP, the gross margin for the second quarter of 2007 was 27.6%, compared to 28.5% for the same period of 2006 and 27.2% for the first quarter of 2007. Under US GAAP, net income for the second quarter of 2007 was NT$135.4 million or US$4.1 million, and NT$1.63 or US$0.05 per basic common share, compared to NT$265.7 million or US$8.1 million, and NT$3.74 or US$0.11 per basic common share, for the first quarter of 2007. Net income under US GAAP included non-cash charges for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes of NT$236.5 million or US$7.2 million for the second quarter of 2007 and NT$102.9 million or US$3.1 million for the first quarter of 2007. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net income for the second quarter of 2007 was NT$371.9 million or US$11.3 million, and NT$4.49 or US$0.14 per basic common share, compared to non-GAAP adjusted net income of NT$368.6 million or US$11.2 million, and NT$5.18 or US$0.16 per basic common share in the first quarter of 2007.

The unaudited consolidated financial results of ChipMOS for the second quarter ended June 30, 2007 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We are pleased with our performance in the second quarter. Our leadership position and long-term customer contracts helped us navigate the market’s volatility. Despite continued pricing pressure in DRAM products, we achieved revenue growth on both a sequential and year-over-year basis, and expanded our gross margin to 27.6%. Our overall utilization rate improved to 80%. We currently expect further increases as we move into the second half of the year. However, the pricing pressure from DRAM businesses as well as TCP (Tape Carrier Package) services due to LCD driver technology migration to COF (Chip On Film) and COG (Chip On Glass) is expected to continue, which will partially offset the effects of our expected higher utilization. Though the short testing time, we have seen recovery of DDR II volume in August. DDR II volume is currently expected to increase month over month as the 70nm wafer manufacturing technology matures. The overall DRAM pricing pressure in the second half of 2007 has lessened as compared to the first half since certain portion of DRAM wafer capacity in the market has been allocated for NAND flash production by memory makers after the recent shortage of NAND supply. The decreased supply following the stronger DRAM demand in the second half of 2007 is currently expected to help resolve the over supply situation in the first half and gradually reduce our price pressure going forward.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “There was very little change in the second quarter from the prior quarter in terms of revenue by segment. This reflects the improvement we are seeing in the important LCD driver market and healthy DDR and DDR II demand. We think there is considerable room for growth in these segments based on indications from our customers and market forecasts. From a geographic standpoint, we continue to see more and more content moving out of Japan and into Taiwan due to the growing presence and strength of our local manufacturing and supply chain. Importantly, our capex for the first half of 2007 came in at US$109.3 million. This compares to US$249.2 million in the first half of 2006. We are diligently managing our capex and following strict cost controls as we work to improve profitability and shareholder value.”

Selected Operation Data

	2Q07		1Q07
Revenue by segment
Testing		49%		48%
Assembly		33%		34%
LCD Driver		18%		18%

Utilization by segment
Testing		77%		79%
Assembly		86%		82%
LCD Driver		78%		68%
Overall		80%		78%

CapEx	US$	51.0 million	US$	58.3 million
Testing		44%		37%
Assembly		44%		33%
LCD Driver		12%		30%

Depreciation and amortization expenses (US GAAP)	US$	51.3 million	US$	51.7 million

Third Quarter 2007 Outlook

Based on current customer forecasts and market conditions, ChipMOS currently expects that revenue for the third quarter of 2007 will be in the range of approximately US$178 million to US$185 million, which would represent flat to approximately 4% sequential growth compared to the second quarter of 2007. The Company currently expects US GAAP gross margin on a consolidated basis for the third quarter of 2007 to be in the range of approximately 23% to 27%, reflecting decreasing DDR I SDRAM testing business from Hynix and price pressure from TCP and other DRAM businesses.

Mr. Cheng commented, “We are currently very optimistic about our prospects for the second half of 2007. The expected significant increase in DDR II output from our DRAM customers especially in the fourth quarter will be the major growth driver in the second half. Flash memory also expected to be strong reflecting a combination of market fundamentals and the mix of our customers. In terms of the fourth quarter, we currently expect it will be much stronger than the third quarter based on customer forecast and favorable end market conditions. We will continue to seek leverage of available capacity as we aim to profitably grow our revenue base, while maximizing our return from prior investments and keeping new investments as low as possible. At the same time, while we commit to providing the outstanding support to our customers who have come to rely on ChipMOS, we also remain committed to keeping new investments as low as possible as we work to deliver improved profitability.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed second quarter 2007 results on Wednesday, August 15, 2007 at 7:00PM ET (7:00AM, August 16, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com/. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 248166.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended June 30, 2007, 2006 and March 31, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Jun. 30, 2007	Mar. 31, 2007	Jun. 30, 2006	Jun. 30, 2007	Mar. 31, 2007
	USD	USD	USD	USD	USD
Net Revenue	177.5	174.2	145.3	177.5	174.2
Cost of Revenue	128.3	126.7	103.8	128.5	126.9

Gross Profit	49.2	47.5	41.5	49.0	47.3

Operating Expenses
Research and Development	2.6	2.3	2.2	2.6	2.3
Sales and Marketing	0.8	0.8	0.8	0.8	0.8
General and Administrative	8.6	8.1	6.0	13.0	13.1

Total Operating Expenses	12.0	11.2	9.0	16.4	16.2

Income from Operations	37.2	36.3	32.5	32.6	31.1

Non-Operating Expenses, Net	(0.2)	(5.4)	(1.3)	(8.6)	(7.6)

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	37.0	30.9	31.2	24.0	23.5
Income Tax Expense	(15.3)	(4.0)	(4.9)	(15.2)	(3.9)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	21.7	26.9	26.3	8.8	19.6
Minority Interests	(4.7)	(12.8)	(12.1)	(4.7)	(11.5)
Interest in Bonuses Paid by Subsidiaries	(8.6)	—	(4.5)	—	—

Net Income	8.4	14.1	9.7	4.1	8.1

Earnings Per Share -Basic	0.10	0.20	0.14	0.05	0.11

Shares Outstanding (in thousands)-Basic	82,865	71,107	68,498	82,865	71,107

Earnings Per Share -Diluted	0.07	0.18	0.12	0.05	0.11

Shares Outstanding (in thousands)-Diluted	111,211	85,085	84,387	85,306	73,779

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$32.86 against US$1.00 as of June 29, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended June 30, 2007, 2006 and March 31, 2007

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Jun. 30, 2007	Mar. 31, 2007	Jun. 30, 2006	Jun. 30, 2007	Mar. 31, 2007
	NTD	NTD	NTD	NTD	NTD
Net Revenue	5,833.5	5,723.0	4,774.7	5,833.5	5,723.0
Cost of Revenue	4,216.8	4,163.6	3,411.9	4,222.6	4,168.2

Gross Profit	1,616.7	1,559.4	1,362.8	1,610.9	1,554.8

Operating Expenses
Research and Development	85.6	74.4	70.8	85.6	74.4
Sales and Marketing	27.5	26.1	27.3	27.5	26.1
General and Administrative	281.8	266.5	197.2	428.7	433.2

Total Operating Expenses	394.9	367.0	295.3	541.8	533.7

Income from Operations	1,221.8	1,192.4	1,067.5	1,069.1	1,021.1

Non-Operating Expenses, Net	(8.1)	(176.8)	(43.8)	(281.5)	(250.7)

Income before Income Tax and Minority Interests and Interest in Bonuses Paid by Subsidiaries	1,213.7	1,015.6	1,023.7	787.6	770.4
Income Tax Expense	(501.5)	(130.7)	(159.9)	(498.9)	(128.3)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	712.2	884.9	863.8	288.7	642.1

Minority Interests	(155.4)	(419.8)	(398.0)	(153.3)	(376.4)
Interest in Bonuses Paid by Subsidiaries	(283.2)	—	(149.5)	—	—

Net Income	273.6	465.1	316.3	135.4	265.7

Earnings Per Share -Basic	3.30	6.54	4.62	1.63	3.74

Shares Outstanding (in thousands)-Basic	82,865	71,107	68,498	82,865	71,107

Earnings Per Share -Diluted	2.15	6.06	3.89	1.59	3.60

Shares Outstanding (in thousands)-Diluted	111,211	85,085	84,387	85,306	73,779

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME TO NON-GAAP NET INCOME (UNAUDITED)

For the Three Months Ended June 30 and March 31, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended June 30, 2007 on a US GAAP basis, the Company uses a non-GAAP measure of net income, which is US GAAP net income adjusted to exclude two non-cash charges referred to as special items. The two non-cash charges excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These charges are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income and non-GAAP net income per share to evaluate the performance of our core businesses, to estimate future core performance and to compensate employees. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Jun. 30, 2007	Mar. 31, 2007
US GAAP Net Income	4.1	8.1

Special Items (in Non-Operating Expenses, Net)
Changes in the fair value of the embedded derivative liabilities(2)	4.4	0.3
Amortization of discount on convertible notes(3)	2.8	2.8

Total Special Items	7.2	3.1

Non-GAAP Adjusted Net Income	11.3	11.2

US-GAAP Net Income Per Share (Basic)	0.05	0.11
Adjustment for special items	0.09	0.05

Non-GAAP Net Income Per Share (Basic)	0.14	0.16

US-GAAP Net Income Per Share (Diluted)	0.05	0.11
Adjustment for special items	0.08	0.04

Non-GAAP Net Income Per Share (Diluted)	0.13	0.15

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.86 against US$1.00 as of June 29, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special charge for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income is useful for the Company and investors as such expense does not have any impact on cash available to the Company.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash charges for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended June 30 and March 31, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Jun. 30, 2007	Mar. 31, 2007
Net Revenue	177.5	174.2
Cost of Revenue	128.5	126.9

Gross Profit	49.0	47.3

Operating Expenses
Research and Development	2.6	2.3
Sales and Marketing	0.8	0.8
General and Administrative	13.0	13.1

Total Operating Expenses	16.4	16.2

Income from Operations	32.6	31.1

Non-Operating Expenses, Net(2)	(1.4)	(4.5)

Income before Income Tax and Minority Interests(2)	31.2	26.6

Income Tax Expense	(15.2)	(3.9)

Income before Minority Interests(2)	16.0	22.7

Minority Interests	(4.7)	(11.5)

Net Income(2)	11.3	11.2

Earnings Per Share -Basic(2)	0.14	0.16

Shares Outstanding (in thousands)-Basic	82,865	71,107

Earnings Per Share -Diluted(2)	0.13	0.15

Shares Outstanding (in thousands)-Diluted	85,306	73,779

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.86 against US$1.00 as of June 29, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash charges for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes of NT$236.5 million, or US$7.2 million, for the three months ended June 30, 2007 and NT$102.9 million, or US$3.1 million, for the three months ended March 31, 2007. Please see “Reconciliation of US GAAP Net Income to Non-GAAP Net Income (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of June 30, March 31, 2007 and December 31, 2006

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Jun. 07 (Unaudited)	Mar. 07 (Unaudited)	Dec. 06 (Audited)	Jun. 07 (Unaudited)	Mar. 07 (Unaudited)	Dec. 06 (Audited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	125.7	127.3	179.4	125.7	127.3	179.4
Financial Assets at Fair Value Through Profit or Loss	7.4	28.5	58.7	7.4	28.5	58.7
Accounts and Notes Receivable	160.7	151.3	154.0	160.7	151.3	154.0
Inventories	28.3	26.1	28.8	28.3	26.1	28.8
Other Current Assets	70.0	36.6	12.2	70.0	36.6	12.2

Total Current Assets	392.1	369.8	433.1	392.1	369.8	433.1

Long-term Investments	11.2	11.1	11.2	11.2	11.1	11.2

Property, Plant & Equipment-Net	939.1	937.4	928.0	935.4	934.0	924.5
Intangible Assets	5.4	5.4	10.7	5.4	5.4	13.6
Other Assets	49.1	46.8	17.2	50.4	49.1	16.8

Total Assets	1,396.9	1,370.5	1,400.2	1,394.5	1,369.4	1,399.2

LIABILITIES
Current Liabilities
Short-Term Bank Loans	74.1	62.3	32.1	74.1	62.3	32.1
Current Portion of Long-Term Debt	104.4	63.7	71.1	104.4	63.7	71.1
Accounts Payable and Payables to Contractors and Equipment Suppliers	44.0	53.6	54.6	44.0	53.6	54.6
Other Current Liabilities	84.3	48.2	47.5	91.2	65.6	61.5

Total Current Liabilities	306.8	227.8	205.3	313.7	245.2	219.3
Long-Term Liabilities
Long-Term Debts	445.3	491.8	483.9	483.2	522.4	512.4
Other Liabilities	13.7	15.6	14.6	14.7	16.6	15.3

Total Liabilities	765.8	735.2	703.8	811.6	784.2	747.0

SHAREHOLDERS’ EQUITY
Capital Stock	0.8	0.8	0.7	0.8	0.8	0.7
Option Warrants	4.2	4.2	4.3	15.1	15.2	14.5
Deferred Compensation	(1.3)	(1.5)	(1.7)	(6.9)	(8.2)	(9.2)
Capital Surplus	369.8	370.4	293.0	350.0	350.5	273.3
Retained Earnings	146.7	141.7	131.5	117.5	116.7	112.6
Cumulated Translation Adjustments	5.6	4.8	2.1	5.6	4.8	2.1
Unrecognized Pension Cost	—	—	—	(1.9)	(1.9)	(1.4)
Minority Interests	105.3	114.9	266.5	102.7	107.3	259.6

Total Equity	631.1	635.3	696.4	582.9	585.2	652.2

Total Liabilities & Shareholders’ Equity	1,396.9	1,370.5	1,400.2	1,394.5	1,369.4	1,399.2

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$32.86 against US$1.00 as of June 29, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of June 30, March 31, 2007 and December 31, 2006

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Jun. 07 (Unaudited)	Mar. 07 (Unaudited)	Dec. 06 (Audited)	Jun. 07 (Unaudited)	Mar. 07 (Unaudited)	Dec. 06 (Audited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	4,128.3	4,183.6	5,895.9	4,128.3	4,183.6	5,895.9
Financial Assets at Fair Value Through Profit or Loss	243.1	937.5	1,929.1	243.1	937.5	1,929.1
Accounts and Notes Receivable	5,281.2	4,970.5	5,060.8	5,281.2	4,970.5	5,060.8
Inventories	931.0	856.1	945.8	931.3	856.4	946.1
Other Current Assets	2,299.6	1,202.3	401.0	2,299.6	1,202.3	401.0

Total Current Assets	12,883.2	12,150.0	14,232.6	12,883.5	12,150.3	14,232.9

Long-term Investments	366.8	364.6	366.7	366.8	364.6	366.7
Property, Plant & Equipment-Net	30,858.9	30,805.8	30,494.3	30,738.0	30,692.5	30,377.7
Intangible Assets	176.8	176.1	353.0	176.8	176.1	446.7
Other Assets	1,615.1	1,539.4	565.3	1,659.0	1,614.7	552.1

Total Assets	45,900.8	45,035.9	46,011.9	45,824.1	44,998.2	45,976.1

LIABILITIES
Current Liabilities
Short-Term Bank Loans	2,435.2	2,046.2	1,055.3	2,435.2	2,046.2	1,055.3
Current Portion of Long-Term Debt	3,428.7	2,093.4	2,335.3	3,428.7	2,093.4	2,335.3
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,446.9	1,763.1	1,796.2	1,446.9	1,763.1	1,796.2
Other Current Liabilities	2,771.1	1,582.7	1,560.7	2,997.5	2,153.8	2,020.2

Total Current Liabilities	10,081.9	7,485.4	6,747.5	10,308.3	8,056.5	7,207.0
Long-Term Liabilities
Long-Term Debts	14,631.2	16,160.3	15,900.5	15,877.5	17,164.4	16,836.2
Other Liabilities	449.6	512.9	479.0	482.9	546.4	502.2

Total Liabilities	25,162.7	24,158.6	23,127.0	26,668.7	25,767.3	24,545.4

SHAREHOLDERS’ EQUITY
Capital Stock	27.2	27.2	23.0	27.2	27.2	23.0
Option Warrants	137.7	139.4	140.7	495.9	500.4	478.1
Deferred Compensation	(43.7)	(50.8)	(56.6)	(225.7)	(270.5)	(303.1)
Capital Surplus	12,150.9	12,171.5	9,631.2	11,499.6	11,520.3	8,979.9
Retained Earnings	4,821.8	4,656.4	4,322.2	3,861.0	3,833.8	3,698.9
Cumulated Translation Adjustments	184.5	156.3	68.1	184.5	156.3	68.1
Unrecognized Pension Cost	—	—	—	(62.9)	(62.9)	(44.7)
Minority Interests	3,459.7	3,777.3	8,756.3	3,375.8	3,526.3	8,530.5

Total Equity	20,738.1	20,877.3	22,884.9	19,155.4	19,230.9	21,430.7

Total Liabilities & Shareholders’ Equity	45,900.8	45,035.9	46,011.9	45,824.1	44,998.2	45,976.1